Exhibit 99.1

MBIA INSURANCE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2006 and December 31, 2005

and for the periods ended June 30, 2006 and 2005

MBIA INSURANCE CORPORATION

AND SUBSIDIARIES

INDEX

PAGE
Consolidated Balance Sheets - June 30, 2006 and December 31, 2005 (Unaudited)	3

Consolidated Statements of Income – Three months and six months ended June 30, 2006 and 2005 (Unaudited)	4

Consolidated Statement of Changes in Shareholder’s Equity - Six months ended June 30, 2006 (Unaudited)	5

Consolidated Statements of Cash Flows - Six months ended June 30, 2006 and 2005 (Unaudited)	6

Notes to Consolidated Financial Statements (Unaudited)	7-10

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)

(In thousands except per share amounts)

	June 30, 2006	December 31, 2005
Assets
Investments:
Fixed maturity securities held as available for sale, at fair value (amortized cost $8,503,512 and $8,499,138)	$8,583,412	$8,791,123
Fixed-maturity securities pledged as collateral, at fair value (amortized cost $359,765 and $433,944)	348,369	430,700
Investments held-to-maturity, at amortized cost	1,175,051	1,278,611
Short-term investments, at amortized cost (which approximates fair value)	1,278,939	861,220
Other investments	128,084	156,571

Total investments	11,513,855	11,518,225
Cash and cash equivalents	136,040	116,339
Securities purchased under agreements to resell	322,149	380,306
Accrued investment income	132,773	128,865
Deferred acquisition costs	434,020	427,111
Prepaid reinsurance premiums	385,704	407,614
Reinsurance recoverable on unpaid losses	44,472	58,965
Goodwill	76,938	76,938
Property and equipment, at cost (less accumulated depreciation of $98,587 and $93,543)	97,687	98,626
Receivable for investments sold	2,658	3,550
Derivative assets	38,380	40,341
Other assets	203,707	249,397

Total assets	$13,388,383	$13,506,277

Liabilities and Shareholder’s Equity
Liabilities:
Deferred premium revenue	$3,123,086	$3,185,200
Loss and loss adjustment expense reserves	708,293	721,502
Securities sold under agreements to repurchase	322,149	380,306
Variable interest entity floating rate notes	1,228,760	1,280,160
Short-term debt	40,898	58,745
Deferred income taxes, net	357,291	465,407
Deferred fee revenue	13,802	15,954
Payable for investments purchased	309,028	62,325
Derivative liabilities	28,925	32,052
Other liabilities	173,348	224,726

Total liabilities	6,305,580	6,426,377

Commitments and contingencies (See Note 8)

Shareholder’s Equity:
Preferred stock, par value $1,000 per share; authorized shares - 4,000.08, issued and outstanding - none	—	—
Common stock, par value $150 per share; authorized, issued and outstanding - 100,000 shares	15,000	15,000
Additional paid-in capital	1,678,707	1,672,310
Retained earnings	5,325,349	5,202,304
Accumulated other comprehensive income, net of deferred income tax of $42,054 and $126,539	63,747	190,286

Total shareholder’s equity	7,082,803	7,079,900

Total liabilities and shareholder’s equity	$13,388,383	$13,506,277

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

(In thousands)

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
Revenues:
Gross premiums written	$258,424	$256,908	$439,312	$548,022
Ceded premiums	(29,369)	(34,576)	(56,001)	(69,771)

Net premiums written	229,055	222,332	383,311	478,251
(Increase) decrease in deferred premium revenue	(7,573)	(3,959)	49,359	(43,606)

Premiums earned (net of ceded premiums of $39,289, $41,050, $78,994 and $84,928)	221,482	218,373	432,670	434,645
Net investment income	138,352	120,185	270,829	236,705
Net realized gains	17,031	448	9,568	518
Net gains (losses) on derivative instruments	(2,891)	(2,515)	1,149	(990)
Fees and reimbursements	3,929	4,124	12,013	10,978
Other	562	1,050	714	2,063

Total revenues	378,465	341,665	726,943	683,919

Expenses:
Losses and loss adjustment	20,295	21,708	40,421	42,559
Amortization of deferred acquisition costs	17,122	16,858	33,388	33,515
Operating	31,754	26,770	67,756	65,102
Interest expense	18,785	5,111	31,703	9,415

Total expenses	87,956	70,447	173,268	150,591

Income before income taxes	290,509	271,218	553,675	533,328
Provision for income taxes	82,456	73,576	150,630	142,866

Net income	$208,053	$197,642	$403,045	$390,462

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY (Unaudited)

For the six months ended June 30, 2006

(In thousands except per share amounts)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholder’s Equity
	Shares	Amount
Balance, January 1, 2006	100,000	$15,000	$1,672,310	$5,202,304	$190,286	$7,079,900

Comprehensive income:
Net income	—	—	—	403,045	—	403,045
Other comprehensive income (loss):
Change in unrealized appreciation of investments net of change in deferred income taxes of $(86,632)	—	—	—	—	(146,164)	(146,164)
Change in foreign currency translation net of change in deferred income taxes of $2,147	—	—	—	—	19,625	19,625

Other comprehensive loss						(126,539)

Comprehensive income						276,506

Dividends declared (per common share $2,800.00)	—	—	—	(280,000)	—	(280,000)

Variable interest entities	—	—	52	—	—	52

Stock-based compensation	—	—	6,345	—	—	6,345

Balance, June 30, 2006	100,000	$15,000	$1,678,707	$5,325,349	$63,747	$7,082,803

Disclosure of reclassification amount:
Change in unrealized appreciation of investments arising during the period, net of taxes	$(120,219)
Reclassification adjustment, net of taxes	(25,945)

Net unrealized appreciation, net of taxes	$(146,164)

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(In thousands)

	Six months ended June 30
	2006	2005
Cash flows from operating activities:
Net income	$403,045	$390,462
Adjustments to reconcile net income to net cash provided by operating activities:
(Increase) decrease in accrued investment income	(3,908)	3,083
Increase in deferred acquisition costs	(6,909)	(22,578)
Decrease in prepaid reinsurance premiums	21,910	16,784
(Decrease) increase in deferred premium revenue	(62,114)	16,837
Decrease in loss and loss adjustment expense reserves	(13,209)	(58,068)
Decrease (increase) in reinsurance recoverable on unpaid losses	14,493	(7,061)
Depreciation	5,044	5,409
Amortization of bond discount, net	11,383	12,412
Net realized gains on sale of investments	(9,568)	(518)
Current income tax benefit	(25,541)	(10,127)
Deferred income tax (benefit) provision	(25,638)	17,077
Net (gains) losses on derivative instruments	(1,149)	990
Stock option compensation	6,345	8,634
Other, net	(8,780)	(32,483)

Total adjustments to net income	(97,641)	(49,609)

Net cash provided by operating activities	305,404	340,853

Cash flows from investing activities:
Purchase of fixed-maturity securities, net of payable for investments purchased	(1,863,437)	(1,504,563)
Sale of fixed-maturity securities, net of receivable for investments sold	1,716,564	635,817
Redemption of fixed-maturity securities, net of receivable for investments redeemed	152,521	300,785
(Purchase) sale of short-term investments, net	(66,647)	146,123
Sale of other investments, net	31,156	10,225
Redemption (purchase) of held-to-maturity investments	103,560	(200,000)
Capital expenditures	(4,090)	(2,879)
Disposals of capital assets	5	—

Net cash provided (used) by investing activities	69,632	(614,492)

Cash flows from financing activities:
Net paydown from issuance of short-term debt	(17,847)	—
Principal (paydown) proceeds of variable interest entity floating rate notes	(54,490)	200,000
Other borrowings and deposits	(1,797)	(3,600)
Capital issuance costs	(1,201)	(1,658)
Dividends paid	(280,000)	—

Net cash provided (used) by financing activities	(355,335)	194,742

Net increase (decrease) in cash and cash equivalents	19,701	(78,897)
Cash and cash equivalents - beginning of period	116,339	182,347

Cash and cash equivalents - end of period	$136,040	$103,450

Supplemental cash flow disclosures:
Income taxes paid	$144,677	$93,147
Interest paid:
Other borrowings and deposits	$2,230	$2,089
Variable interest entity floating rate notes	$25,312	$9,415
Non cash items:
Stock compensation	$6,345	$8,634

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: Basis of Presentation

The accompanying consolidated financial statements are unaudited and include the accounts of MBIA Insurance Corporation and Subsidiaries (MBIA Corp.) and other entities required by accounting principles generally accepted in the United States of America (GAAP). These statements do not include all of the information and disclosures required by GAAP. These statements should be read in conjunction with MBIA Corp.’s consolidated financial statements and notes thereto for the year ended December 31, 2005. The accompanying consolidated financial statements have not been audited by an independent registered public accounting firm in accordance with the standards of the Public Company Accounting Oversight Board (United States), but in the opinion of management such financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of MBIA Corp.’s financial position and results of operations.

The results of operations for the six months ended June 30, 2006 may not be indicative of the results that may be expected for the year ending December 31, 2006. The December 31, 2005 balance sheet was derived from audited financial statements, but does not include all disclosures required by GAAP. Certain amounts have been reclassified in prior years’ financial statements to conform to the current presentation. This includes the reclassification of variable interest entity (VIE) interest expense from “Net investment income” to “Interest expense,” which had no effect on net income, total assets, total liabilities or shareholder’s equity as previously reported.

NOTE 2: Significant Accounting Policies

MBIA Corp. has disclosed its significant accounting policies in “Note 3: Significant Accounting Policies” in the Notes to Consolidated Financial Statements included in Exhibit 99.1 to MBIA Inc.’s Form 10-K for the year ended December 31, 2005. The following significant accounting policy provides an update to that included under the same caption in Exhibit 99.1 to MBIA Inc.’s Form 10-K.

PREMIUM REVENUE RECOGNITION

Upfront premiums are earned in proportion to the expiration of the related principal balance of an insured obligation. Therefore, for transactions in which the premium is received upfront, premium earnings are greater in the earlier periods when there is a higher amount of principal outstanding. The upfront premiums are apportioned to individual sinking fund payments of a bond issue according to an amortization schedule. After the premiums are allocated to each scheduled sinking fund payment, they are earned on a straight-line basis over the period of that sinking fund payment. Accordingly, deferred premium revenue represents the portion of premiums written that is applicable to the unexpired risk of insured bonds and notes. When an MBIA Corp.-insured issue is retired early, is called by the issuer, or is in substance paid in advance through a refunding accomplished by placing U.S. Government securities in escrow, the remaining deferred premium revenue is earned at that time since there is no longer risk to MBIA Corp. Installment premiums are earned on a straight-line basis over each installment period, generally one year or less. As the outstanding principal of an installment-based policy is paid down by the issuer of an MBIA Corp.-insured obligation, less premium is collected and recognized by MBIA Corp. Both upfront and installment premium recognition methods recognize premiums over the term of an insurance policy in proportion to the remaining outstanding principal balance of the insured obligation.

Premiums ceded to reinsurers reduce the amount of earned premium MBIA Corp. will recognize from its insurance policies. For both upfront and installment policies, ceded premium expense is recognized in earnings in proportion to and at the same time the related premium revenue is recognized. Ceding commission income is recognized in earnings at the time the related premium is recognized.

NOTE 3: Dividends Declared

Dividends declared and paid by MBIA Corp. during the six months ended June 30, 2006 were $280.0 million.

NOTE 4: Variable Interest Entities

MBIA Corp. provides structured funding and credit enhancement services to global finance clients through the use of certain MBIA-administered, bankruptcy-remote special purpose vehicles (SPVs) and through third-party SPVs. Third-party SPVs are used in a variety of structures guaranteed or managed by MBIA Corp., whereby MBIA Corp. has risks analogous to those of MBIA-administered SPVs. MBIA Corp. has determined that such SPVs fall within the definition of a VIE under FASB Interpretation No. (FIN) 46(R), “Consolidation of Variable Interest Entities (Revised).” Under the provisions of FIN 46(R), MBIA Corp. must determine whether it has a variable interest in a VIE and if so, whether that variable interest would

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

cause MBIA Corp. to be the primary beneficiary. The primary beneficiary is the entity that will absorb the majority of the expected losses, receive the majority of the expected residual returns, or both, of the VIE and is required to consolidate the VIE.

In the third quarter of 2004, MBIA Corp. began consolidating two VIEs established in connection with the Capital Asset Research Funding Series 1997A and Series 1998A tax lien securitizations to which MBIA Corp. provided financial guarantees. The assets of these entities, which are principally reported within “Other assets” on MBIA Corp.’s consolidated balance sheet, totaled $1.0 million at June 30, 2006 and $2.5 million at December 31, 2005. Liabilities of the securitizations substantially represented amounts due to MBIA Corp., which were eliminated in consolidation. Additionally, MBIA Corp. consolidates certain third-party VIEs as a result of financial guarantees provided by the insurance operations. Third-party VIE assets and liabilities are primarily reported in “Investments held-to-maturity” and “Variable interest entity floating rate notes,” respectively, on MBIA Corp.’s balance sheet. The assets and liabilities of these VIEs each totaled $1.2 billion at June 30, 2006 and $1.3 billion at December 31, 2005. Consolidation of such VIEs does not increase MBIA Corp.’s exposure above that already committed to in its insurance policies.

NOTE 5: Loss and Loss Adjustment Expense Reserves (LAE)

Loss and LAE reserves are established in an amount equal to MBIA Corp.’s estimate of unallocated losses, identified or case basis reserves and costs of settlement and other loss mitigation expenses on obligations it has insured. A summary of the unallocated and case basis activity and the components of the liability for losses and LAE reserves for the first and second quarters of 2006 are shown in the following table:

In thousands	2Q 2006	1Q 2006
Case basis loss and LAE reserves:
Beginning balance	$512,467	$512,888
Less: reinsurance recoverable	59,324	58,965

Net beginning balance	453,143	453,923

Case basis transfers from (to) unallocated loss reserve related to:
Current year	266	—
Prior years	(18,997)	10,650

Total	(18,731)	10,650

Paid related to:
Current year	5,681	—
Prior years	21,458	11,430

Total paid	27,139	11,430

Net ending balance	407,273	453,143
Plus: reinsurance recoverable	44,472	59,324

Case basis reserve ending balance	451,745	512,467

Unallocated loss reserve:
Beginning balance	217,885	208,614
Losses and LAE incurred(1)	20,295	20,126
Channel Re elimination(2)	(363)	(205)
Transfers from (to) case basis and LAE reserves	18,731	(10,650)

Unallocated loss reserve ending balance	256,548	217,885

Total	$708,293	$730,352

(1)	Represents MBIA Corp.’s provision for losses calculated as 12% of scheduled net earned premium.
(2)	Represents the amount of losses and LAE incurred that have been eliminated in proportion to MBIA Corp.’s ownership interest in Channel Reinsurance Ltd. (Channel Re), which is carried on an equity method accounting basis.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

During the first six months of 2006, $8 million of total net case basis activity increased MBIA Corp.’s unallocated loss reserve resulting from reversals of previously established case basis reserves within the aircraft enhanced equipment trust certificates and manufactured housing sectors. Partially offsetting the reserve reversals were loss reserves for insured obligations within the CDO and equipment lease pools sectors, MBIA Corp.’s guaranteed tax lien portfolio and insured obligations issued by Allegheny Health, Education and Research Foundation (AHERF). The unallocated loss reserve approximated $257 million at June 30, 2006, which represents MBIA Corp.’s estimate of losses associated with credit deterioration that has occurred in MBIA Corp.’s insured portfolio but have not been specifically identified and is available for future case-specific activity. MBIA Corp. recorded $40 million in losses and LAE in the first half of 2006 based on 12% of scheduled net earned premium. See “Note 3: Significant Accounting Policies” in the Notes to Consolidated Financial Statements included in Exhibit 99.1 to MBIA Inc.’s Form 10-K for the year ended December 31, 2005 for a description of MBIA Corp.’s loss reserving policy.

NOTE 6: Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

In the first quarter of 2006 and in connection with its remediation efforts, MBIA Corp. exercised a call right with respect to $411 million of MBIA Corp.-insured Northwest Airlines’ enhanced equipment trust certificates issued by Northwest Airlines Pass Through Trust 2000-1G (the Certificates). Under the terms of the trust agreement relating to the Certificates, MBIA Corp. had the right to call the Certificates at par as a result of the bankruptcy filing by Northwest Airlines. MBIA Corp. entered into an agreement with a third party under which the third party financed the call of the Certificates and purchased the Certificates from MBIA Corp. as part of a planned future securitization of the Certificates. MBIA Corp.’s policy guaranteeing payment of the Certificates remains in effect.

Due to certain continuing rights MBIA Corp. possesses with respect to the Certificates, MBIA Corp. recorded the Certificates and the related financing on its balance sheet under the requirements of Statement of Financial Accounting Standards (SFAS) 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” The Certificates are included within “Short-term investments” and the related financing is included within “Payable for investments purchased” on MBIA Corp.’s Consolidated Balance Sheets. During the second quarter of 2006, the carrying value of the Certificates was reduced to $260 million as a result of principal payments related to the sale of certain aircraft collateralizing the Certificates. Upon completion of a securitization of the Certificates, the Certificates and the related financing are expected to no longer be recorded on MBIA Corp.’s Consolidated Balance Sheets.

NOTE 7: Derivative Instruments

A comprehensive discussion of MBIA Corp.’s derivative instruments is provided in “Note 6: Derivative Instruments” in the Notes to Consolidated Financial Statements included in Exhibit 99.1 to MBIA Inc.’s Form 10-K for the year ended December 31, 2005. The following provides an update to such discussion and should be read in conjunction with the information included in “Note 6: Derivative Instruments” in Exhibit 99.1 to MBIA Inc.’s Form 10-K.

MBIA Corp. accounts for derivative transactions in accordance with SFAS 133, as amended, which requires that all such transactions be recorded on MBIA Corp.’s balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings within net gains (losses) on derivative instruments or in shareholder’s equity within accumulated other comprehensive income, depending on whether the derivative is designated as a hedge, and if so designated, the type of hedge.

MBIA Corp. has entered into derivative transactions that it views as an extension of its core financial guarantee business but do not qualify for the financial guarantee scope exception under SFAS 133 and, therefore, must be stated at fair value. MBIA Corp. has insured derivatives primarily consisting of structured pools of credit default swaps that MBIA Corp. intends to hold for the entire term of the contract. MBIA Corp. has also provided guarantees on the value of certain structured closed-end funds, which meet the definition of a derivative under SFAS 133. MBIA Corp. reduces risks embedded in its insured portfolio through the use of reinsurance and by entering into derivative transactions. This includes cessions of insured derivatives under reinsurance agreements and capital markets transactions in which MBIA Corp. economically hedges a portion of the credit and market risk associated with its insured credit derivative portfolio. Such arrangements are also accounted for as derivatives under SFAS 133 and recorded in MBIA Corp.’s financial statements at fair value. Premiums received on insured derivatives are recorded as part of premiums earned. Additionally, changes in fair values of these transactions are recorded through the income statement within net gains (losses) on derivative instruments.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8: Commitments and Contingencies

In July 2002, MBIA Corp. filed suit against Royal Indemnity Company (Royal) in the United States District Court for the District of Delaware, to enforce insurance policies that Royal issued on certain vocational student loan transactions that MBIA Corp. insured. To date, claims in the amount of approximately $354 million have been made under the Royal policies with respect to loans that have defaulted. MBIA Corp. expects that there will be additional claims made under the policies with respect to student loans that may default in the future. Royal had filed an action seeking a declaration that it is not obligated to pay on its policies. In October 2003, the court granted MBIA Corp.’s motion for summary judgment and ordered Royal to pay all claims under its policies. Royal appealed the order, and, in connection with the appeal, pledged $393 million of investment grade collateral to MBIA Corp. to secure the entire amount of the judgment, with interest, and has agreed to post additional security for future claims and interest.

On October 3, 2005, the U.S. Court of Appeals for the Third Circuit upheld the decision of the United States District Court for the District of Delaware insofar as it enforced the Royal insurance policies, but remanded the case to the District Court for a determination of whether the Royal policies cover all losses claimed under the policies. In particular, the Court of Appeals directed the District Court to consider whether the Royal policies would cover losses resulting from the misappropriation of student payments rather than from defaults by students. MBIA Corp. believes that the Royal policies would cover losses even if they result from misappropriation of student payments, but in any event it appears that all or substantially all of the claims made under the Royal policies relate to defaults by students rather than misappropriation of funds. Therefore, MBIA Corp. expects Royal to be required to pay all or substantially all of the claims made under its policies and to be reimbursed for any payments MBIA Corp. made under its policies.

Royal filed a petition with the Third Circuit requesting that the case be reheard, which was denied in April 2006. In April 2006, Royal filed a motion with the District Court seeking a release of the collateral it pledged in connection with its appeal of the District Court judgment against it in 2003. MBIA has opposed Royal’s motion to release the collateral and believes that, in light of the Third Circuit affirmance of the parts of the District Court judgment enforcing the Royal policies, and the language in the pledge agreement, the collateral should remain subject to the pledge, although there is no assurance that the District Court will not order a release of the collateral.

If the collateral is released and Royal is unable to make payments on the Royal policies, MBIA Corp. would incur substantial losses under its policies. MBIA Corp. does not believe, however, that any such losses will have a material adverse effect on its financial strength.